Prospectus Supplement No. 1	Filed Pursuant to Rule 424(b)(3)
(to Prospectus dated May 13, 2025)	Registration No. 333-286373

Aebi Schmidt Holding AG

This prospectus supplement updates, amends and supplements the prospectus dated May 13, 2025 (the “Prospectus”), which forms a part of the Registration Statement on Form S-4 (Registration No. 333-286373) of Aebi Schmidt Holdings AG, a Switzerland Aktiengesellschaft (“Aebi Schmidt”), and is being filed to update, amend and supplement the information included in the Prospectus, including without limitation information in the section of the Prospectus entitled “The Merger—Interests of Shyft’s Executive Officers and Non-Employee Directors in the Merger,” with the information set forth herein. Capitalized terms used in this prospectus supplement and not otherwise defined herein have the meanings specified in the Prospectus.

This prospectus supplement is not complete without the Prospectus. This prospectus supplement should be read in conjunction with the Prospectus, which is to be delivered with this prospectus supplement, and is qualified by reference thereto, except to the extent that the information in this prospectus supplement updates or supersedes the information contained in the Prospectus. Please keep this prospectus supplement with your Prospectus for future reference.

Investing in Aebi Schmidt’s securities involves risks that are described in the “Risk Factors” section of the Prospectus.

Neither the SEC nor any state securities commission has approved or disapproved of the securities to be issued under the Prospectus or this prospectus supplement or determined if the Prospectus or this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is May 23, 2025.

*           *           *

As disclosed in the Prospectus, Aebi Schmidt entered into an Agreement and Plan of Merger (the “Merger Agreement”), dated as of December 16, 2024, by and among The Shyft Group, Inc., a Michigan corporation (“Shyft”), Aebi Schmidt, ASH US Group, LLC, a Delaware limited liability company and direct, wholly-owned subsidiary of Aebi Schmidt (“Holdco”), and Badger Merger Sub, Inc., a Michigan corporation and direct, wholly owned subsidiary of Holdco (“Merger Sub”), pursuant to which, on the terms and subject to the conditions set forth in the Merger Agreement, Merger Sub will merge with and into Shyft (such transaction, the “Merger”), with Shyft surviving the Merger as a direct, wholly-owned subsidiary of Holdco and as an indirect, wholly-owned subsidiary of Aebi Schmidt.

As further disclosed in the Prospectus, including in the section thereof entitled “The Merger—Interests of Shyft’s Executive Officers and Non-Employee Directors in the Merger,” Mr. Joshua Sherbin, Shyft’s Chief Legal, Administrative and Compliance Officer and Corporate Secretary, informed Shyft’s board of directors and Aebi Schmidt that if the Merger is consummated, Mr. Sherbin intends to resign his employment for “good reason” (as described in The Shyft Group, Inc. Executive Severance Plan (the “Executive Severance Plan”)), and therefore Mr. Sherbin does not intend to become an executive officer of the combined company following the Merger.

On May 19, 2025, Shyft and Mr. Sherbin entered into a Transition and Separation Agreement (the “Transition Agreement”) to clarify and memorialize the timetable and process by which Mr. Sherbin is expected to depart from Shyft and its subsidiaries and affiliates in connection with the Merger. In general, the Transition Agreement provides that Mr. Sherbin will serve in his current executive roles until the Merger closing (the “Closing”), and then will resign from and terminate his employment with Shyft as a qualifying termination for “good reason” under the Executive Severance Plan (the “Post-Merger Good Reason Departure”). Shyft has waived Mr. Sherbin’s applicable notice requirements and Shyft’s cure rights regarding the Post-Merger Good Reason Departure. In connection with the Post-Merger Good Reason Departure, Mr. Sherbin will in general receive the compensation and benefits he is contractually entitled to receive under the Executive Severance Plan for such circumstances.

In connection with Mr. Sherbin’s Post-Merger Good Reason Departure, Mr. Sherbin will forfeit back to Shyft all of the 90,167 restricted Company shares that he was granted and retained in December 2024 (and any Merger consideration related to those shares), as well as repay and/or forfeit all of a $1.6 million cash retention award that he was granted in December 2024, all as further described in the Transition Agreement (the “Merger-Related Awards Repayment”). Some or all of the Merger-Related Awards Repayment may be offset against applicable severance compensation and benefits, to the extent permitted by law.

Despite the Transition Agreement, Shyft retains the right to terminate Mr. Sherbin’s employment either with or without “Cause” (as described in the Executive Severance Plan) prior to Closing, as described in the Transition Agreement. If Mr. Sherbin’s employment is terminated without Cause and thereafter Closing does not occur during 2025, then Mr. Sherbin will receive substantially the same compensation and benefits he would have received for a Post-Merger Good Reason Departure, but based on the date of his actual termination of employment, and pro-rata vesting rather than full vesting for awards that were originally performance-based (or, if such Closing does occur, he will receive such compensation and benefits as if he remained employed until a Post-Merger Good Reason Departure). In both cases, Mr. Sherbin will continue to make the Merger-Related Awards Repayment.

Mr. Sherbin’s participation in the compensation and benefits provided for under the Transition Agreement is conditioned on his timely execution and non-revocation of a standard release of claims in favor of Shyft, as well as his continued compliance with applicable restrictive covenants from during his employment with Shyft (subject to whistleblower exemption provisions). The Transition Agreement also contains mutual non-disparagement covenants and customary re-employment and post-employment cooperation provisions. The compensation and benefits provided under the Transition Agreement will also be subject to any applicable terms of Shyft’s Compensation Clawback Policy. If the Closing does not occur by December 31, 2025 and Mr. Sherbin’s employment has not by then been terminated without Cause, then the Transition Agreement becomes null and void.